GPAQ Acquisition Holdings, Inc.

780 Fifth Avenue South
Naples, FL 34102

February 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	GPAQ Acquisition Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-234655)

Acceleration Request

Dear Ms. Bagley:

Pursuant to Rule 461 of the rules and regulations promulgated under the under the Securities Act of 1933, as amended, GPAQ Acquisition Holdings, Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Standard Time on February 14, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP